UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2001

Creo Products Inc.

(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F]

Form 20-F [ ] Form 40-F [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [ X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1 NEWS
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com

CreoScitex (America)
Mark Sullivan
Tel. +1-781-280-7585
Fax. +1-781-275-5649
Email: mark_sullivan@creoscitex.com

FOR IMMEDIATE RELEASE

CreoScitex Launches SQUAREspot™ Imaging Technology for
Japan's Packaging Gravure Market

Vancouver, BC CANADA (April 10, 2001) - CreoScitex™, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE) has signed an OEM agreement to supply squarespot™ thermal imaging heads to Think Laboratory of Tokyo, Japan for the production of cylinders used in prepress for gravure printing in the packaging industry.

squarespot™, the innovative imaging technology developed by CreoScitex, produces uncompromised image quality at a speed that is several times faster than competing technologies. squarespot™ for Digital Offset Printing (DOP) presses received a prestigious Graphic Arts Technical Foundation (GATF) InterTech Technology Award last year.

squarespot™ technology now brings these same benefits to the gravure process, just as the offset, flexographic and lithographic sectors of the packaging printing industry have already discovered. By reducing the time it takes to image each cylinder by 75%, squarespot will allow a packaging printer to increase throughput without increasing the number of its systems or the size of its labor force. squarespot improves process control, allowing printers to achieve reliable and consistent presswork. The thermal imaging technology images precisely and predictably, eliminating presswork troubles caused by the variable dot gain characteristics of different halftone line rulings and dot shapes. Even as the process varies, the imaging head consistently reproduces the RIPed image.

squarespot™ also facilitates the use of water-based ink, an important consideration as the Japanese government encourages the industry to adopt these environmental friendly inks.

Think Laboratory, founded in 1966, produces Japan's most popular fully automated gravure cylinder preparation systems, adopted by 90% of the Japanese prepress packaging industry. Think Laboratory's Total Boomerang 21 system will incorporate the CreoScitex squarespot™ imaging head into its LaserStream™ imaging system. These imaging heads are similar to the thermal heads CreoScitex supplies to the world's largest press manufacturers for imaging on Digital Offset Printing presses. Another CreoScitex product, Brisque™ workflow, will drive the Boomerang 21 system utilizing the unique Turbo Screening™ feature for significantly improved image resolution.

"Gravure is the final segment of the packaging printing market to adopt the renowned quality of squarespot™ and we are delighted to introduce it to this sector with Think Laboratory," said Eyal Shpilberg, CreoScitex Corporate Vice President, Imaging and Media.

"We are excited to enter a new gravure market with excellent joint technology - SQUAREspot™ by CreoScitex and Think's fully automated gravure cylinder-making system that uses water-based gravure ink," said Tatsuo Shigeta, President of Think Laboratory.

CreoScitex and Think Laboratory are represented at CMM Japan, The Converting Machinery/Materials Conference and Exposition in Tokyo at booth #1A-31, 32, 33, from April 11-14, and at CMM International in Chicago at CreoScitex booth #13097 and Think Lab booth #2107 from April 23-26.

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology and components for digital presses. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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© 2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business; (2) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates; (3) new regions and new products may not proceed as planned and may adversely affect future revenues; (4) the expected cost-savings and synergies from the combination of Creo's business with the Scitex Business cannot be fully realized or take significantly longer to realize than expected; and (5) the integration of the Scitex Business into Creo's operations is more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees of the combined business is greater than expected. These risks and uncertainties as well as other important matters are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

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Contact:
CreoScitex (America)
Mark Sullivan
Tel: +1-781-280-7585
Fax: +1-781-275-5649
Email: mark_sullivan@creoscitex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: April 10, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary